

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Larry J. Helling
Chief Executive Officer and Director
QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265

      Re: QCR Holdings, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 8, 2024
           File No. 000-22208

Dear Larry J. Helling:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program